Exhibit 12
Wright Medical Group, Inc.
Ratio of Earnings to Fixed Charges
The following table presents our historical ratios of earnings to fixed charges for the years ended December 31 of the years indicated. We compute this ratio by dividing the sum of earnings before income taxes and fixed charges by fixed charges. Fixed charges represent interest expense, amortization of debt issuance costs, and the interest factor of all rentals, consisting of an appropriate interest factor on operating leases.

	Year ended December 31,
	2011(1) (2)	2010(1)	2009(1)	2008(1)	2007(1)
Ratio of earnings to fixed charges	0.4	4.0	2.5	3.1	1.8

(1) In June 2007, we announced our plans to close our facilities in Toulon, France. In October 2009, we announced our plans to close our facilities in Creteil, France. In September 2011, we announced our plans to implement a cost restructuring plan. During the years ended December 31, 2011, 2010, 2009, 2008, and 2007, we recognized $16.9 million, $919,000, $3.5 million, $6.7 million, and $18.9 million, respectively, of restructuring charges related to these activities. For further discussion of our restructuring charges, see Note 17 to our consolidated financial statements.
(2) Fixed charges exceeded earnings by $6.7 million for the year ended December 31, 2011.